Morgan Stanley FX Series Funds

1221 Avenue of the Americas

New York, New York 10020

July 31, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505
Re:	Morgan Stanley FX Series Funds (File Nos. 333-140930 and 811-22020)

Dear Mr. Greene:

Thank you for your oral comments regarding Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (the “Amendment”) for Morgan Stanley FX Series Funds (the “Fund”) filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2007 relating to The FX Alpha Portfolio and The FX Alpha Plus Portfolio (each, a “Portfolio” and, together, the “Portfolios”). Below, we describe the changes made to the Amendment in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 31, 2007.

COMMENTS ON PROSPECTUS

Comment 1.

Given the investment objectives, strategies and securities in which each Portfolio will invest, we suggest that the Fund consider adding disclosure to the prospectus cover page about the special risks involved with investing in a Portfolio.

Response 1. We do not believe that the risks associated with the Portfolios are so great that special risk disclosure on the cover page is necessary. We note in this regard that we have not seen such special risk disclosure on the cover page of other currency funds.

Comment 2.	The investment objective of each Portfolio is total return. Please state whether a Portfolio is managed to give preference to either income or capital appreciation.

Response 2. We respectively acknowledge your comment; however, we believe that we have accurately described each Portfolio’s strategy with respect to seeking to achieve total return.

Comment 3.	Discuss the relationship between LIBOR and Value at Risk or VaR and state the basis for the 2.50% and 6.00% thresholds.

Response 3. The Portfolios have eliminated from their investment objectives the goal of exceeding LIBOR by 2.5% and 6.0%, respectively.

The Portfolios’ assets will be held in cash and/or money market instruments to generate income and serve as collateral for the foreign currency forward contracts. Therefore, cash and/or money market instruments will represent in effect the Portfolios’ beta, i.e., market returns. LIBOR is a generally accepted benchmark for this market. To the extent a Portfolio’s performance exceeds LIBOR, it will have generated returns in excess of the market and to the extent it underperforms LIBOR it will underperform the market. Consistent therewith, the Adviser is entitled to a performance fee to the extent performance exceeds LIBOR plus 2.5% (6.0% in the case of the FX Alpha Fund) and its base fee is reduced to the extent that performance is less than LIBOR minus 2.5% (6.0% in the case of the FX Alpha Fund).

VaR is a measure used to estimate the maximum value of a Portfolio that can be lost over a specified time period given a specific probability under normal conditions. Accordingly, each Portfolio is designed so that under normal market conditions with a confidence level of 95%, the Portfolio should not lose more than 2.5% of its net asset value [6.0% in the case of The FX Alpha Plus Portfolio] in a given 12-month period. VaR levels have been set at levels which correspond to the performance fee thresholds in order to insure that the Adviser does not take excessive risks in pursuit of a performance fee and that the Adviser is rewarded only to the extent performance provides added value given the risks assumed.

Comment 4.

The discussion captioned “The FX Alpha Portfolio - Principal Investment Strategies – Money Market Instruments” states that the Portfolio may invest in money market instruments of U.S. and foreign financial and non-financial corporations. Indicate why the Portfolio expects to acquire these securities.

Response 4. The Portfolios’ assets will be held in money market instruments in order to generate income and serve as collateral for the foreign currency forward contracts.

Comment 5.

The next paragraph states: “The Portfolio may also invest in exchange-traded and over-the-counter options, futures, forwards and other currency derivative instruments.” Please disclose how all of these instruments are used in lieu of investing in currencies directly.

Response 5. Options, futures and other currency derivatives may be used in lieu of forward contracts when the Adviser believes they afford a more cost efficient means of obtaining exposure to currencies than forward contracts. Disclosure to this effect has been added to each Portfolio’s prospectus.

Comment 6.	Provide an appropriate sub-caption for the first risk listed under the caption “Principal Risks.”

Response 6. A sub-caption has been added.

Comment 7.	Revise the fee table to move footnotes appearing after “Annual Fund Operating Expenses” so as to follow the Example.

Response 7. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 8.

Disclose the period of time to be used in calculating average net assets with respect to each Portfolio’s performance fee. The last sentence indicates that the base fee will be charged during the first 12 months. Disclose how the performance fee will be implemented during the second year.

Response 8. As indicated in the prospectus footnote, after a Portfolio’s first 12 months of performance, the performance fee is calculated based upon the most recent 12-month period. Disclosure has been added clarifying that the first calculation of the performance fee will be as of the end of the 13th month and will be based on the performance during the 12-month period ending as of that date. Each subsequent calculation of the performance fee will be based on the performance during the 12-month period ending as of the date of such subsequent calculation.

Comment 9.	Please explain why you have removed the disclosure relating to each Portfolio’s portfolio turnover.

Response 9. It is anticipated that each Portfolio’s portfolio turnover ratio will not exceed 100% and, accordingly, the Portfolios do not intend to engage in active and frequent trading of portfolio securities. Therefore, we believe that this disclosure is not required under Item 4 of Form N-1A.

Comment 10.

Please confirm that you revised the disclosure of the Portfolio’s performance fee so as to: i) include an example illustrating how the structure is designed to function, ii) disclose that fees are based on past performance, up to twelve months old, and that new investors may pay higher fees for performance that has not benefited them, and iii) include a description of how the base fee and performance fee are calculated. In addition, explain to the staff why LIBOR is, as required by §205(b) under the Investment Advisers Act of 1940, an appropriate and fair index of “securities prices or such other measure of investment performance.”

Response 10. In response to (i), (ii) and (iii), we included the following example respecting the calculation of the fulcrum fee:

“For example, assume LIBOR was 5% during the most recent 12-month period. The base fee will not be adjusted upward or downward if the Portfolio’s return for the most recent 12-month period is between 2.50% and 7.50%. If the Portfolio’s return exceeds 7.5%, the fee will be adjusted upward by 20% of such excess. The maximum fee adjustment upward of 0.275% will be made if the Portfolio’s return is 8.875% or higher. If the Portfolio’s return is below 2.5%, the fee will be adjusted downward by 20% of such amount. The maximum fee adjustment downward of 0.275% will be made if the Portfolio’s return is negative 1.125% or lower.” Similar disclosure is included for The FX Alpha Plus Portfolio.

The base fee is calculated using the same method as the advisory fee for a traditional advisory fee and is described in a footnote to the fee table and in the “Fund Management” section of the prospectus. In addition, the disclosure described in (ii) above is included in the section entitled “Fund Management.”

We believe that LIBOR is an appropriate benchmark for these Portfolios. The Portfolios’ assets will be held in cash and/or money market instruments to generate income and serve as collateral for the foreign currency forward contracts. Therefore, cash and/or money market instruments will represent in effect the Portfolios’ beta, i.e., market returns. LIBOR is a generally accepted benchmark for this market. To the extent a Portfolio’s performance exceeds LIBOR, it will have generated returns in excess of the market and to the extent it underperforms LIBOR it will underperform the market.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION

Comment 11.	Please supplementally confirm that the Portfolios may obtain money market instruments on a when-issued, delayed delivery securities and forward commitment basis.

Response 11. As indicated in the Prospectus, the Portfolios will invest in money market instruments. When issued, delay delivery securities and forward commitments are simply a means of obtaining money market instruments.

Comment 12.

You noted that each Portfolio’s 12b-1 Plan may be terminated at any time and there is no legal obligation of the Portfolio to reimburse the Distributor for Unreimbursed Expenses. Please confirm that this approach is consistent with NASD rules relating to 12b-1 fees and maximum sales load requirements.

Response 12. This approach is consistent with NASD rules relating to 12b-1 fees and maximum sales load requirements.

Comment 13.	Revise the discussion sub-captioned “Other Accounts Managed by the Portfolio Manager” by reformatting the first paragraph in tabular form.

Response 13. We respectfully acknowledge your comment, but we believe that the format of the current disclosure complies with Form N-1A and is not confusing to investors.

COMMENTS ON PART C

Comment 14.

The powers of attorney pursuant to which the filing was signed by the Company’s directors state that specified agents may sign: “any Form N-14, amendments to any Form N-14, any registration statement or amendments to any registration statement of any of The Morgan Stanley Funds Set Forth in Appendix A Hereto . . .” (Emphasis added.) In this connection, please consult the requirements of Rule 483(b) under the Securities Act, which requires a power of attorney to relate to a specific filing. Please advise the staff whether non-compliance with Rule 483 necessitates the re-filing of the registration statement. See Section 6 of the Securities Act.

Response 14. We removed the references to any Form N-14 filings. We believe that the powers of attorney comply with Rule 483(b) of the Securities Act.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5262, Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931 or Brynn D. Peltz of Clifford Chance US LLP at (212) 878-8055. Thank you.

Best regards,

/s/ Lou Anne McInnis
Lou Anne McInnis